Exhibit 21.1

Davis Commodities Limited

Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
Maxwill Pte. Ltd.	Singapore
Maxwill (Asia) Pte. Ltd.	Singapore
LP Grace Pte. Ltd.	Singapore
Maxwill Foodlink Pte. Ltd.	Singapore